                           SCHEDULE 14A INFORMATION
                  PROXY STATEMENT PURSUANT TO SECTION 14(a)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant  [ ]

Filed by a Party other than the Registrant  [X]

Check the appropriate box:
 [X] Preliminary Proxy Statement
 [ ] Confidential, for Use of the Commission Only (as permitted by Rule
     14a-6(e)(2))
 [ ] Definitive Proxy Statement
 [ ] Definitive Additional Materials
 [ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                    AMERICAN BANKERS INSURANCE GROUP, INC.

               (Name of Registrant as Specified in Its Charter)

                             CENDANT CORPORATION

   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

 [X] No fee required.

 [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     (1) Title of each class of securities to which transaction applies:
     (2) Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     (4) Proposed maximum aggregate value of transactions:
     (5) Total fee paid.

------------

 [ ] Fee paid previously with preliminary materials.

 [ ] Check box if any part of the fee is offset as provided by Exchange Act
     Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:

     ------------------------------------------------------------------------

     (2) Form, Schedule or Registration Statement No.:

     ------------------------------------------------------------------------

     (3) Filing Party:

     ------------------------------------------------------------------------

     (4) Date Filed:

     ------------------------------------------------------------------------

       PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1998

                                [Cendant Logo]

                                                             February 12, 1998


Dear American Bankers Shareholder:


   On January 28, 1998, Season Acquisition Corp., a wholly-owned subsidiary of Cendant Corporation ("Cendant"), commenced a tender offer for 51% of the outstanding shares of American Bankers' common stock (including the associated preferred stock purchase rights) for $58.00 per common share in cash. In addition, Cendant has proposed a tax-free merger of the two companies pursuant to which each remaining share of American Bankers common stock following the Cendant Offer would be converted into shares of Cendant common stock having a value of $58.00 and each outstanding share of American Bankers preferred stock would be converted into one share of Cendant preferred stock having substantially similar terms.


   As you know, American International Group, Inc. ("AIG") and American Bankers have agreed to a merger whereby holders of American Bankers common stock would receive for each of their shares AIG common stock and/or cash valued at $47.00 and holders of American Bankers preferred stock would receive for each of their shares one share of AIG preferred stock having substantially similar terms (the "Proposed AIG Merger").

   In connection with the Proposed AIG Merger, American Bankers has scheduled a special meeting of preferred shareholders to be held at 10:00 a.m., Eastern time, on March 4, 1998 and a special meeting of common shareholders to be held at 10:00 a.m., Eastern time, on March 6, 1998. Each of these meetings is scheduled to be held at the Auditorium of American Bankers' headquarters, 11222 Quail Roost Drive, Miami, Florida 33157-6696. The American Bankers' board of directors is soliciting your vote to approve the Proposed AIG Merger at the special meetings. As discussed in the accompanying Proxy Statement, our proposal offers a significantly higher dollar value to American Bankers shareholders than the Proposed AIG Merger, and is also superior to the Proposed AIG Merger in other respects.

   WE BELIEVE YOU SHOULD VOTE AGAINST THE PROPOSED AIG MERGER BECAUSE:

   o The Cendant transaction offers a significantly higher value per American Bankers common share than the Proposed AIG Merger by giving you cash and/or stock with a combined per common share value of $58.00, representing a premium of $11.00 (in excess of 23%) over the Proposed AIG Merger.


   o American Bankers' shareholders should send a strong message to American Bankers' board of directors that you want to preserve your opportunity to accept the superior value provided by the Cendant Offer.


   You may also want to consider that a Cendant and American Bankers business combination would, in our opinion, bring together two excellent companies with complementary skills and focus under a strong management team.

   o Cendant is the product of the recent combination of CUC International Inc. and HFS Incorporated, creating the world's largest consumer and business services company. It is a $30 billion company, in terms of market capitalization -- one of the 100 largest in the United States. In addition to providing technology-driven, membership based consumer services, residential mortgage services, tax preparation services and multimedia products, Cendant is the world's largest hotel franchisor (with 8 brand names, including Days Inn(Registered Trademark), Ramada(Registered Trademark) (in the United States) and Howard Johnson(Registered Trademark)) and largest real estate brokerage franchisor (operating the Century 21(Registered Trademark), Coldwell Banker(Registered Trademark) and Electronic Realty Associates(Registered Trademark) (ERA(Registered Trademark)) brand systems). All together, Cendant interacts with approximately 170 million customers and members around the world, several times each year.

   o Cendant's vision for American Bankers is one of exceptional growth and opportunity, which involves utilizing Cendant's distribution channels and customer base as an additional outlet for American Bankers' products and capitalizing on American Bankers' existing relationships with financial institutions and retailers to increase penetration of Cendant's products.

   o Cendant is committed to maintaining American Bankers' headquarters in Miami, maintaining all of its major facilities and continuing to employ American Bankers' employees -- and Cendant is willing to include this commitment in an agreement with American Bankers. In contrast, AIG has made no commitment to American Bankers' Florida operations or people and has emphasized the importance of expense savings (which usually involve cutting jobs and facilities) in its decision to acquire American Bankers.


   YOUR VOTE IS ESSENTIAL! IF YOU WANT THE OPPORTUNITY TO CONSIDER THE CENDANT OFFER, VOTE AGAINST THE PROPOSED AIG MERGER BY RETURNING THE ACCOMPANYING GOLD PROXY CARD TODAY.


   A vote against the Proposed AIG Merger will not obligate you to tender your American Bankers shares in the Cendant Offer. It will help give American Bankers shareholders an opportunity to decide for themselves whether the Cendant Offer is in their best interests.


   We strongly urge you to vote AGAINST the Proposed AIG Merger by signing, dating and returning the enclosed GOLD proxy card today. You have the option to revoke your proxy at any time, or to vote your shares personally on request if you attend the applicable special meeting. Even if you have already submitted a proxy card to American Bankers board, it is not too late to change your vote by simply signing, dating and returning the GOLD proxy card today.

   We encourage you to read carefully the attached proxy statement before submitting a proxy. PROTECT YOUR INTERESTS AND VOTE THE GOLD PROXY CARD TODAY.


   Thank you for your consideration and support.

                                   Sincerely,



              /s/ Henry R. Silverman                 /s/ Walter A. Forbes

              Henry R. Silverman                     Walter A. Forbes
              President and                          Chairman of the Board
              Chief Executive Officer

                                  IMPORTANT


  If your shares are held in your own name, please sign, date and return the enclosed GOLD proxy card today. If your shares are held in "Street-Name" only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed GOLD proxy card to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy is voted on your behalf.

  Only shareholders of record on January 30, 1998 are entitled to vote at the special meetings.

  Do not sign any white proxy card you may receive from American Bankers.


       If you have any questions or need assistance in voting your shares, please call:

                          Innisfree M&A Incorporated
                        501 Madison Avenue, 20th Floor
                           New York, New York 10022

                        CALL TOLL-FREE: (888) 750-5834

                Banks and Brokers call collect: (212) 750-5833

   THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED AIG MERGER AND IS NEITHER A REQUEST FOR THE TENDER OF AMERICAN BANKERS COMMON SHARES NOR AN OFFER TO SELL SHARES OF CENDANT COMMON STOCK. THE CENDANT OFFER IS BEING MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, WHICH HAVE BEEN SEPARATELY MAILED TO AMERICAN BANKERS SHAREHOLDERS.

       PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1998

                   SPECIAL MEETING OF PREFERRED SHAREHOLDERS
                                       OF
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                          TO BE HELD ON MARCH 4, 1998
                                      AND
                     SPECIAL MEETING OF COMMON SHAREHOLDERS
                                       OF
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                          TO BE HELD ON MARCH 6, 1998

                            ------------------------
                                PROXY STATEMENT
                                       OF
                              CENDANT CORPORATION
                            ------------------------

                            SOLICITATION OF PROXIES
                    IN OPPOSITION TO THE PROPOSED MERGER OF
                   AMERICAN BANKERS INSURANCE GROUP, INC. AND
                       AMERICAN INTERNATIONAL GROUP, INC.

   This Proxy Statement and the enclosed GOLD proxy card are furnished by Cendant Corporation, a Delaware corporation ("Cendant"), in connection with its solicitation of proxies to be used at a special meeting of preferred shareholders of American Bankers Insurance Group, Inc., a Florida corporation ("American Bankers"), to be held at 10:00 a.m., Eastern time, on March 4, 1998 and at any adjournments, postponements or rescheduling thereof and at a special meeting of common shareholders of American Bankers to be held at 10:00 a.m., Eastern time, on March 6, 1998 and at any adjournments, postponements or reschedulings thereof (collectively, the "Special Meetings"). Each of the Special Meetings is scheduled to be held at the Auditorium of American Bankers' headquarters, 11222 Quail Roost Drive, Miami, Florida 33157-6596. Pursuant to this Proxy Statement, Cendant is soliciting proxies from holders of shares of the common stock, par value $1.00 per share, of American Bankers (the "Common Shares") and holders of shares of the $3.125 Series B Cumulative Convertible Preferred Stock of American Bankers (the "Preferred Shares" and, together with the Common Shares, the "Shares") to vote AGAINST American Bankers' proposal to merge with and into AIGF, Inc., a Florida corporation ("AIG Sub") and a wholly owned subsidiary of American International Group, Inc., a Delaware corporation ("AIG") (such proposed merger, the "Proposed AIG Merger"). American Bankers has fixed January 30, 1998 as the record date for determining those shareholders who will be entitled to vote at the Special Meetings. This Proxy Statement and the enclosed proxy are first being sent or given to shareholders of American Bankers on or about February 12, 1998. The principal executive offices of American Bankers are located at 11222 Quail Roost Drive, Miami, Florida 33517.

   On January 28, 1998, Season Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of Cendant ("Cendant Sub"), commenced a tender offer (the "Cendant Offer") for 23,501,260 Common Shares (which represent 51% of the outstanding Common Shares on a fully diluted basis), including the associated preferred stock purchase rights (including any successors thereto, the "Rights") issued pursuant to the Rights Agreement, dated as of February 24, 1988, as amended and restated as of November 14, 1990, between American Bankers and ChaseMellon Shareholder Services, L.L.C., as successor Rights Agent (as such agreement may be further amended and including any successor agreement, the "Rights Agreement"), at a price of $58.00 per Common Share, net to the seller in cash, without interest thereon. The terms and conditions of the Cendant Offer are set forth in an Offer to Purchase (the "Cendant Offer to Purchase") which has been included as an exhibit to a Schedule 14D-1 filed by Cendant with the Securities and Exchange Commission (the "SEC") on January 27, 1998. The Cendant Offer of $58.00 per Common Share represents a premium of $11.00 (in excess of 23%) over the per Common Share value of AIG's 49.9% cash and 50.1% stock proposal. Shareholders are referred to the Cendant Offer to Purchase for a more detailed description of the terms and conditions of the Cendant Offer.

   Pursuant to the terms of the Rights Agreement, the Rights expire on March 10, 1998 unless earlier redeemed by American Bankers. In the definitive agreement regarding the Proposed AIG Merger (including all amendments thereto, the "AIG Merger Agreement"), American Bankers has agreed that upon request of AIG, it will take all actions necessary to extend the terms of the Rights Agreement or to enter into a new Rights Agreement. In connection with the execution of the AIG Merger Agreement, American Bankers rendered the Rights inapplicable to the Proposed AIG Merger. In addition, American Bankers has amended the Rights Agreement and resolved to provide that the commencement of the Cendant Offer would not trigger the occurrence of a "Distribution Date" (as defined in the Rights Agreement). Under the Rights Agreement, until the occurrence of a Distribution Date, the Rights are evidenced by, and are transferred with, the Common Shares. As a result of the two-for-one split in the Common Shares on September 12, 1997, one-half of one right is associated with each Common Share. Unless the Rights are redeemed, shareholders will be required to tender one-half of one Right for each Common Share tendered in the Cendant Offer. If separate certificates for the Rights are not issued, a tender of Common Shares will also constitute a tender of the associated Rights. The Rights Agreement, if not invalidated, may make the acquisition of Common Shares pursuant to the Cendant Offer impracticable unless the Rights Agreement expires prior to the consummation of the Cendant Offer or American Bankers' Board of Directors redeems the Rights or amends the Rights Agreement to provide that it is not applicable to the Cendant Offer.

   The purpose of the Cendant Offer and the proposed second step merger is to enable Cendant to acquire control of, and ultimately the entire equity interest in, American Bankers. The Cendant Offer, as the first step in the acquisition of American Bankers, is intended to facilitate the acquisition of a majority of the outstanding Common Shares. Cendant is seeking to negotiate with American Bankers a definitive merger agreement pursuant to which American Bankers would, as soon as practicable following consummation of the Cendant Offer, consummate a merger with and into a direct wholly owned subsidiary of Cendant with such subsidiary continuing as the surviving corporation (the "Proposed Cendant Merger"). In the Proposed Cendant Merger, each Common Share then outstanding (other than Common Shares owned by Cendant or any of its wholly owned subsidiaries, Common Shares held in the treasury of American Bankers, and if shareholder appraisal rights are available under Florida law with respect to Common Shares, Common Shares held by shareholders who perfect such appraisal rights) would be converted into the right to receive that number of shares of common stock, par value $.01 per share, of Cendant ("Cendant Common Stock") having a value equal to the price per Common Share paid pursuant to the Cendant Offer (as determined as of the time of the Proposed Cendant Merger which, consistent with the valuation methodology for the Proposed AIG Merger, would be based on the average closing prices of the Cendant Common Stock on the New York Stock Exchange for the ten trading days ending on the third trading day prior to the date that the Proposed Cendant Merger is consummated). In addition, pursuant to the Proposed Cendant Merger, each of the then outstanding Preferred Shares would be converted into one share of a new series of convertible preferred stock of Cendant having substantially similar terms, except that such shares would be convertible into shares of Cendant Common Stock in accordance with the terms of the Preferred Shares.

CONDITIONS TO THE CENDANT OFFER


   The Cendant Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Cendant Offer a number of Common Shares which, together with Shares owned by Cendant and Cendant Sub, constitute at least 51% of the Common Shares outstanding on a fully diluted basis, (ii) the affiliated transaction provisions of Florida law being inapplicable to the Proposed Cendant Merger, (iii) the control share acquisition provisions of Florida law continuing to be inapplicable to the acquisition of Common Shares pursuant to the Cendant Offer, (iv) the purchase of Common Shares pursuant to the Cendant Offer having been approved for purposes of rendering the supermajority vote requirement of American Bankers' Articles of Incorporation inapplicable to Cendant and Cendant Sub,
(v) the Rights having been redeemed by American Bankers' Board of Directors or having been invalidated or otherwise rendered inapplicable to the Cendant Offer and the Proposed Cendant Merger, (vi) the AIG Lockup Option (as defined below) having been terminated or invalidated without any Common Shares having been issued thereunder, and (vii) Cendant and Cendant Sub having obtained all insurance regulatory approvals necessary for their acquisition of control over American Bankers' insurance subsidiaries on terms and conditions satisfactory to Cendant Sub, in its reasonable discretion. See the Introduction and Section 14 of the Cendant Offer to Purchase.

   As described in the Cendant Offer to Purchase, the conditions described in clauses (ii) and (iv) above would be satisfied upon approval by American Bankers' Board of Directors of the Cendant Offer and the Proposed Cendant Merger. Under American Bankers' By-laws, the Florida control share acquisition statute is not applicable to American Bankers. Accordingly, the condition described in clause (iii) above will continue to be satisfied unless American Bankers amends its By-laws and elects to have the Florida control share acquisition statute apply to control share acquisitions of American Bankers' shares.

   Under the terms of the Rights Agreement, American Bankers' Board of Directors has the ability to redeem the Rights at a price of $.01 per Right (the "Redemption Price") or to otherwise make the Rights inapplicable to the Cendant Offer and the Proposed Cendant Merger, thereby satisfying the condition described in clause (v) above relating to the Rights (the "Rights Condition"). However, American Bankers has agreed in the AIG Merger Agreement not to facilitate any effort or attempt to make or implement an acquisition proposal, which would include the Cendant Offer, including by means of an amendment to the Rights Agreement. Notwithstanding the foregoing, American Bankers has amended the Rights Agreement and resolved to provide that the commencement of the Cendant Offer would not trigger the occurrence of a Distribution Date.

   Cendant believes that under applicable law and under the circumstances of the Cendant Offer, including the approval of American Bankers' Board of Directors of the AIG Merger Agreement and the transactions contemplated thereby, American Bankers' Board of Directors is obligated by its fiduciary responsibilities not to redeem the Rights or render the Rights Agreement inapplicable to any business transaction by AIG without, at the same time, taking the same action as to Cendant, the Cendant Offer and the Proposed Cendant Merger, and that American Bankers Board's failure to do so would be a violation of law. Cendant has commenced litigation against American Bankers, substantially all of the members of American Bankers' Board of Directors, AIG and AIG Sub in the United States District Court for the Southern District of Florida, Miami Division (the "Florida Litigation") seeking to enjoin American Bankers from treating AIG and Cendant differently under the Rights Agreement. In addition, Cendant is seeking to invalidate the AIG Lockup Option in the Florida Litigation. See "CERTAIN LITIGATION."

   While Cendant believes its claims in the Florida Litigation are meritorious, there can be no assurance that it will prevail in such litigation. If Cendant were to prevail in the Florida Litigation and American Bankers was compelled to redeem the Rights or otherwise render the Rights inapplicable to the Cendant Offer and the Proposed Cendant Merger, the Rights Condition would be satisfied. Immediately upon the action of American Bankers' Board of Directors ordering a redemption of the Rights, the Rights would terminate, and the only rights to which the holders of Rights would be entitled would be the right to receive the Redemption Price.


   If the Rights Condition is not satisfied and Cendant Sub elects, in its sole discretion, to waive such condition and consummate the Cendant Offer, and if there are outstanding Rights which have not been acquired by Cendant Sub, Cendant Sub will evaluate its alternatives. Such alternatives could include purchasing additional Rights in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise. Any such additional purchase of Rights could be for cash or other consideration. Under such circumstances, the Proposed Cendant Merger might be delayed or abandoned as impracticable.


   There can be no assurance as to the timing of satisfaction of the conditions to the Cendant Offer, as many of them are within the control of American Bankers' Board of Directors which, as described below, is purportedly restricted in its ability to negotiate with Cendant or terminate the AIG Merger Agreement. However, Cendant intends to vigorously pursue its claims in the Florida Litigation as expeditiously as possible and to attempt to ensure that further steps toward consummation of the Proposed AIG Merger are not taken until the takeover defenses and other impediments approved or adopted by American Bankers' Board of Directors or otherwise within the control of American Bankers' Board--such as the

Rights Agreement, the AIG Lockup Option (as defined below), the Fiduciary Sabbatical Provision (as defined below), the Termination Fee (as defined below), the 180-Day No Termination Provision (as defined below), the supermajority vote requirement of American Bankers' Articles of Incorporation and the Florida affiliated transaction statute--are invalidated, enjoined or otherwise rendered inapplicable to Cendant and the Cendant Offer. By voting against the Proposed AIG Merger, shareholders can demonstrate their support for the proposed combination of American Bankers and Cendant. A vote against the Proposed AIG Merger moves all American Bankers shareholders closer to being able to benefit from the Cendant Offer. Absent the various takeover defenses and other impediments described above, Cendant believes that there is no reason why the Cendant Offer could not close as swiftly as the Proposed AIG Merger.

   While Cendant is committed to helping American Bankers' shareholders realize the significantly higher value of the Cendant transaction, until the conditions to the Cendant Offer are satisfied, Cendant will not purchase Common Shares pursuant thereto. Accordingly, a vote against the Proposed AIG Merger could leave American Bankers' shareholders without a viable alternative for an acquisition of American Bankers until such time as the conditions to the Cendant Offer are satisfied. If the conditions to the Cendant Offer are not satisfied by 12:00 Midnight, New York City time, on February 25, 1998 (the scheduled expiration of the Cendant Offer), Cendant currently intends to extend the expiration date of the Cendant Offer.


OVERVIEW OF PROPOSED AIG MERGER

   According to the Current Report on Form 8-K filed by American Bankers with the SEC on January 13, 1998 (the "American Bankers January 13 Form 8-K"), American Bankers entered into the AIG Merger Agreement with AIG and AIG Sub on December 21, 1997 and subsequently amended and restated such agreement as of January 7, 1998. The AIG Merger Agreement provides that, following the satisfaction or waiver of certain conditions, American Bankers would consummate the Proposed AIG Merger. Pursuant to the Proposed AIG Merger, each outstanding Common Share would be converted, based upon elections made by the respective holders and subject to certain limitations, into the right to receive (i) $47.00 in cash, without interest, (ii) a portion of a share of common stock, par value $2.50 per share, of AIG (the "AIG Common Stock") with a value equal to $47.00 (as determined based on the average closing prices of the AIG Common Stock on the New York Stock Exchange for the ten trading days ending on the third trading day prior to the date that the Proposed AIG Merger is consummated) or (iii) in certain circumstances, a combination of cash and shares of AIG Common Stock with an aggregate value equal to $47.00. In addition, pursuant to the Proposed AIG Merger, each of the then outstanding Preferred Shares would be converted into one share of AIG preferred stock having substantially similar terms, except that such preferred stock would be convertible into shares of AIG Common Stock.

   The obligations of AIG and American Bankers to effect the Proposed AIG Merger are subject to various conditions, including the approval of the Proposed AIG Merger by the holders of at least a majority of the outstanding Common Shares voting separately as a class and by the holders of a least a majority of the outstanding Preferred Shares voting separately as a class (the "Preferred Shareholder Approval") and the receipt of all required regulatory consents, registrations, approvals, permits and authorizations. In the event that the Preferred Shareholder Approval is not obtained or AIG reasonably determines that such approval is not likely to be obtained, the AIG Merger Agreement provides that the AIG Merger Agreement would be amended to change the structure of the Proposed AIG Merger such that AIG Sub would merge with and into American Bankers with American Bankers continuing as the surviving corporation. Upon consummation of such revised Proposed AIG Merger, the Preferred Shares would remain outstanding pursuant to their existing terms (except that they would be convertible into shares of AIG Common Stock). Unlike the Proposed AIG Merger initially contemplated in the AIG Merger Agreement, the revised Proposed AIG Merger would not require any approval of holders of Preferred Shares and would be a fully taxable transaction, with the result that holders of Common Shares would pay federal income tax on all consideration, whether cash or shares of AIG Common Stock, that they received in the revised Proposed AIG Merger to the extent of any gain they may have on their Common Shares.

   In connection with the execution of the AIG Merger Agreement, American Bankers and AIG entered into an option agreement (the "AIG Lockup Option Agreement") pursuant to which American Bankers granted to AIG an option (the "AIG Lockup Option"), exercisable in certain events, to purchase up to approximately 8,265,626 Common Shares (which represented 19.9% of the outstanding number of Common Shares at the time the AIG Lockup Option Agreement was entered into) at an exercise price of $47.00 per Common Share, subject to adjustment as set forth therein. The AIG Lockup Option may not be exercised prior to AIG's receipt of applicable regulatory approvals, including insurance regulatory approvals.


   In the AIG Merger Agreement, American Bankers has agreed to a provision (the "Fiduciary Sabbatical Provision") which provides that American Bankers and its subsidiaries, officers, directors, employees, agents and representatives will not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 15% or more of the assets or any equity securities of, American Bankers or any of its subsidiaries (an "Acquisition Proposal"), except that, after 120 days have elapsed from the date of the AIG Merger Agreement and if the Proposed AIG Merger shall not have been approved by the requisite vote of American Bankers' shareholders by such date, American Bankers may, in certain limited circumstances, engage in negotiations or discussions with any person who has made an unsolicited bona fide superior Acquisition Proposal. In addition, in the AIG Merger Agreement, American Bankers agreed to a provision (the "180-Day No Termination Provision") that if a superior Acquisition Proposal was made, American Bankers would not be able to terminate the AIG Merger Agreement in order to accept such proposal prior to 180 days from the date of execution of the AIG Merger Agreement.


   In addition, the AIG Merger Agreement provides that under certain circumstances in which the AIG Merger Agreement is terminated, American Bankers will have an obligation to pay a cash fee of $66 million to AIG (the "AIG Termination Fee"). However, pursuant to the terms of the AIG Lockup Option Agreement, AIG's total profit under the AIG Lockup Option (including the amount of the AIG Termination Fee) is limited to $66 million.

   In connection with the execution of the AIG Merger Agreement, AIG has entered into a Voting Agreement (the "AIG Voting Agreement") with R. Kirk Landon, Chairman of the Board of American Bankers, and Gerald N. Gaston, Vice Chairman, President and Chief Executive Officer of American Bankers, pursuant to which Messrs. Landon and Gaston have agreed (i) to vote the approximately 8.2% of the outstanding Common Shares beneficially owned by them (A) in favor of adopting the AIG Merger Agreement and approving the Proposed AIG Merger and (B) against any action or proposal that would compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Proposed AIG Merger, and (ii) upon request, to grant to AIG an irrevocable proxy with respect to such Common Shares.

   The foregoing description of the Proposed AIG Merger is qualified in its entirety by reference to the full text of the AIG Merger Agreement, the AIG Lockup Option Agreement and the AIG Voting Agreement, copies of which have been filed with the SEC as exhibits to the American Bankers January 13 Form 8-K. For additional information concerning American Bankers, AIG and the Proposed AIG Merger, including the material terms thereof and financial information relating thereto, reference is made to the Proxy Statement/Prospectus of American Bankers and AIG, dated as of January 30, 1998, mailed to American Bankers' shareholders in connection with the Special Meetings (the "Proxy Statement/ Prospectus").

   The purpose of the solicitation made by this Proxy Statement is to enable American Bankers shareholders to decide for themselves which proposal is financially superior and to act accordingly.

   Cendant stands ready to enter into immediate negotiations with American Bankers concerning a superior alternative to the Proposed AIG Merger. The Cendant Offer also constitutes an invitation to the Board of Directors of American Bankers to enter into merger negotiations with Cendant.

                                  IMPORTANT


    IF YOU WANT THE CENDANT OFFER TO SUCCEED, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY TO VOTE AGAINST THE PROPOSED AIG MERGER.

    REJECTION OF THE PROPOSED AIG MERGER WILL BE AN IMPORTANT STEP IN SECURING THE SUCCESS OF THE CENDANT OFFER. HOWEVER, YOU MUST TENDER YOUR COMMON SHARES PURSUANT TO THE CENDANT OFFER IF YOU WISH TO PARTICIPATE IN THE CENDANT OFFER. YOUR VOTE AGAINST THE PROPOSED AIG MERGER DOES NOT OBLIGATE YOU TO TENDER YOUR COMMON SHARES PURSUANT TO THE CENDANT OFFER.

    EVEN IF YOU HAVE ALREADY SENT A PROXY TO THE BOARD OF DIRECTORS OF AMERICAN BANKERS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED AIG MERGER BY SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY IN THE ENCLOSED ADDRESSED ENVELOPE. NO POSTAGE IS NECESSARY IF YOUR PROXY IS MAILED IN THE UNITED STATES.


   THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF COMMON SHARES NOR AN OFFER WITH RESPECT THERETO. SUCH AN OFFER WITH RESPECT TO COMMON SHARES IS MADE ONLY THROUGH THE CENDANT OFFER TO PURCHASE.

                       BACKGROUND OF THE CENDANT OFFER

   Over the past several years, representatives of Cendant (formerly known as CUC International Inc., "CUC"), including John H. Fullmer, Cendant's Executive Vice President and Chief Marketing Officer, and representatives of American Bankers, including Gerald N. Gaston, American Bankers' Vice Chairman, President and Chief Executive Officer, met on various occasions to discuss possible strategic marketing alliances. At a meeting in May 1997, Mr. Fullmer and Mr. Gaston met and discussed CUC's interest in acquiring American Bankers and the existence of certain financial issues relating to a possible combination.

   In the Summer of 1997, representatives of HFS Incorporated ("HFS") separately identified American Bankers as a possible acquisition candidate. HFS's interest in American Bankers increased as a result of its decision to acquire Providian Auto & Home Insurance Company and its property and casualty subsidiaries, which predominately market personal automobile insurance through direct marketing channels.

   During the course of planning for the then-pending merger of CUC and HFS, their mutual interest in American Bankers was identified and scheduled to be pursued following completion of the merger.

   On December 3, 1997, a significant shareholder of American Bankers indicated to the Senior Vice President -- Acquisitions of HFS that it believed American Bankers was considering a sale transaction. This information was conveyed to Mr. Fullmer, who attempted on several occasions to contact Mr. Gaston to inquire as to its validity.

   Mr. Fullmer ultimately spoke with Mr. Gaston in mid-December 1997 and described the merger of CUC and HFS which created Cendant and emphasized that the resulting size and scale of Cendant had eliminated the financial issues relating to an acquisition of American Bankers which they had previously discussed. Mr. Fullmer inquired whether American Bankers was actively engaged in discussions relating to an acquisition, and indicated that, if American Bankers was so engaged, representatives of Cendant would like to meet immediately with American Bankers' representatives to discuss Cendant's strong interest in exploring such a transaction. In response to Mr. Gaston's assurances that American Bankers was not actively engaged in acquisition discussions, Mr. Fullmer agreed to forward to Mr. Gaston information regarding Cendant and to contact Mr. Gaston to schedule a meeting in early January to discuss a possible acquisition transaction.

   On December 22, 1997, American Bankers and AIG announced that they had entered into the AIG Merger Agreement contemplating the Proposed AIG Merger and had entered into the AIG Lockup Option Agreement, and that certain shareholders of American Bankers had entered into the AIG Voting Agreement with AIG.

   Following a series of meetings among representatives of Cendant and Cendant's outside financial advisors and legal counsel and a meeting of Cendant's Executive Committee, on January 26, 1998 Cendant's Board of Directors (the "Cendant Board") met to review its strategic options in light of the announcement of the Proposed AIG Merger. Because the Cendant Board believes that a combination of Cendant and American Bankers would offer compelling benefits to both companies, their shareholders and their other constituencies, it determined that Cendant should make a competing offer for American Bankers.

   On January 27, 1998, Cendant announced its intention to commence the Cendant Offer, to be followed by the Proposed Cendant Merger. Also on January 27, 1998, Cendant and Cendant Sub commenced the Florida Litigation. On the same day, Cendant sent the following letter to American Bankers' Board of
Directors:

                                                              January 27, 1998

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Mr. R. Kirk Landon, Chairman

Dear Members of the Board:

   On behalf of Cendant Corporation we are pleased to submit a proposal to acquire American Bankers Insurance Group, Inc. for $58 per common share payable in cash and stock. Our proposal, representing a premium of $11 (in excess of 23%) over the value of American International Group's proposal, is demonstrably superior to the AIG proposed transaction.

   Several months ago one of our senior executives had discussed with Mr. Gaston our interest in pursuing a business combination with American Bankers. As recently as December, in response to our inquiry as to whether American Bankers was engaged in discussions relating to an acquisition and to our expression of Cendant's strong interest in exploring such a transaction with American Bankers, Mr. Gaston said that American Bankers was not pursuing any acquisition transaction, and suggested that he meet with our senior executive in early January to discuss the matter further. In view of this, it is particularly disappointing that we were not made aware that American Bankers was interested in pursuing acquisition proposals, and, accordingly, we did not have the opportunity to submit an offer prior to the announcement of your proposed transaction with AIG.

   We would have liked to discuss our proposal directly with you. However, the terms of Section 6.2 of your agreement with AIG purport to prohibit discussions with us or any other party until 120 days following the date of such agreement, at which time, as both you and AIG have publicly stated, the acquisition of American Bankers by AIG likely will have been completed, making any discussions between us irrelevant. We believe this is an extraordinary measure and raises questions about whether it is in the best interests of American Bankers' shareholders.

   Accordingly, we will be commencing promptly a cash tender offer directly to American Bankers' shareholders for 51% of American Bankers' shares at a price of $58 per common share to be followed by a second step merger in which shares of Cendant common stock with a fixed value of $58 per share will be exchanged on a tax-free basis for the balance of American Bankers' common stock and each share of American Bankers' preferred stock will be converted into one share of Cendant preferred stock having substantially similar terms, except that such shares will be convertible into shares of Cendant common stock calculated in accordance with the terms of the American Bankers' preferred stock.

   The provisions in your agreement with AIG include highly unusual and restrictive conditions which, in fact, represent a virtual forfeiture of the Board's fundamental mandate of protecting the interests of shareholders. Accordingly, we have today commenced litigation in federal court in Miami to ensure that your shareholders will have the opportunity to consider our offer and to assist your board in fulfilling its fiduciary obligations and to resolve certain other issues.

   Although we have determined that it is both necessary and appropriate, under the circumstances, to commence our cash tender offer and litigation, our strong preference would be to enter into a merger agreement with you containing substantially the same terms and conditions (other than price and inappropriate terms) as your proposed transaction with AIG.

   In addition to its significant economic superiority, the merits and the strategic value of the combination of Cendant and American Bankers are compelling. Cendant (NYSE:CD) is the product of the recent combination of CUC International Inc. and HFS Incorporated, creating the world's largest consumer and business services company. Cendant interacts with approximately 170 million customers and members around the world, several times each year. Cendant is investment grade rated and has a market value of approximately $30 billion. Cendant's 1997 revenues and net income are estimated by

Wall Street analysts at approximately $5.1 billion and $900 million, respectively. Cendant has recently announced its acquisition of Providian Direct, a direct marketer of automobile insurance. Under separate cover, we have sent a copy of the proxy statement for the merger that created Cendant.

   Cendant's vision for American Bankers is one of exceptional growth and opportunity, which involves utilizing Cendant's distribution channels and customer base as an outlet for American Bankers' products and capitalizing on American Bankers' existing relationships with financial institutions and retailers to increase penetration of Cendant's products. Consistent with this vision, and Cendant's past strategic acquisition practices, Cendant would expect American Bankers' management to continue with the company, would not expect significant employment reductions and would expect American Bankers to continue to maintain its headquarters in Miami.

   The price we are offering in our proposal clearly provides significantly greater value to your shareholders than the proposed transaction with AIG. It would also benefit Cendant's shareholders and be accretive to earnings within the first year. Our proposal is not subject to any due diligence or financing condition and the funds for the cash portion of our offer are available from existing cash resources and under our credit facilities. In addition, Cendant, having acquired control of insurers in the past, is extremely familiar with the insurance regulatory process, has obtained approvals of the type required to implement this proposal and will be able to complete our proposed transaction on a timely basis.

   Accordingly, we strongly believe that you are obligated by principles of fiduciary duty to consider and accept our proposal. Consistent with your clear fiduciary duties, we expect you will provide us with at least the same information you furnished to AIG in the course of your discussions and negotiations with them and that you will discuss and negotiate with us the details of our proposal. In addition, you should take whatever other actions are reasonably necessary or appropriate so that we may operate on a level playing field with AIG and any other companies which may be interested in acquiring American Bankers.

   Our Board of Directors is fully supportive of our proposal and has unanimously authorized and approved it and no other Cendant approval is required for this transaction. Consistent with our Board of Directors' action, we and our advisors stand ready to meet with you and your advisors at your earliest convenience. We want to stress that we are flexible as to all aspects of our proposal and are anxious to proceed to discuss and negotiate it with you as soon as possible.

   Should you find it helpful to do so in connection with reviewing and considering our proposal, you and your advisors should feel free to contact our outside advisors: Steven B. Wolitzer of Lehman Brothers and Jack Levy of Merrill Lynch & Co., our financial advisors, and David Fox of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel.

   Personally and on behalf of our colleagues at Cendant, we look forward to hearing from you soon and working with you on our proposal.

                             Sincerely,

                             /s/ Henry R. Silverman      /s/ Walter A. Forbes
                             Henry R. Silverman          Walter A. Forbes
                             President and               Chairman
                              Chief Executive
                              Officer

cc: All Directors

   On January 28, 1998, Cendant Sub commenced the Cendant Offer.

   On February 2, 1998, Cendant and Cendant Sub filed certain motions with the Florida Department of Insurance in connection with Cendant and Cendant Sub's insurance regulatory application. See "CERTAIN LITIGATION."


   On February 3, 1998, Cendant sent the following letter to American Bankers' Board of Directors:


                                                              February 3, 1998

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Mr. R. Kirk Landon, Chairman

Dear Members of the Board:

   We appreciate that you find yourselves in a difficult position since the AIG contract purports to eliminate your ability to reply to any party interested in acquiring your company for 120 days following your agreement to sell it to AIG. Thus, we recognize that you may believe you are not able to reply to this letter. Nevertheless, we felt it important to make clear to you our position on certain matters of importance to you, your company and its shareholders.

   It is regrettable that AIG's acquisition agreement places you in this untenable position; it does not appear that AIG is prepared to adjust its agreement to address your current circumstances. Our litigation is intended to offer you and your shareholders relief from this quandary, and to free you as board members to pursue the best interests of your shareholders. We want to assure you that our goals in this litigation are not punitive. We understand that to be unable to react to new facts and new opportunities would be deeply frustrating for any board -we hope that soon you will be able to regain control of your situation.

   Despite the agreement with AIG, we believe you still retain several tools to advance your shareholders' best interests. It is never too late for you to put forward a revised recommendation based on the most recent facts and the most recent opportunities for your shareholders. We believe your shareholders would respect and applaud your flexibility and responsiveness.

   We urge you to take advantage of these opportunities and to communicate to your shareholders that you are committed to advancing their interests, and to demonstrate that you recognize events have changed matters and that you are working to maximize shareholder value.

   We would also like to clearly address one point that we believe has not been adequately discussed in the press: our commitment to Florida and to your company. We will maintain the company's headquarters in Miami. We do not plan to close any major facilities or dismiss their employees. We believe your company has built a remarkable franchise in its industry and we will be very careful not to jeopardize this asset. We believe this commitment to your community and to your people is much stronger than that of AIG. The insurance expertise of American Bankers' people and the insurance infrastructure of the company are clearly an asset that Cendant values highly. Hence our ability to make this commitment to you which we would include in an agreement with you offering real protection to your people Our premise in making our acquisition proposal is the promise of business growth at American Bankers, not expense reduction.

   We believe our proposed commitments are materially better than AIG's vague "statement of intent" with respect to your Florida headquarters and the absence in AIG's agreement of any guarantees regarding the continued employment of your people or maintenance of existing operations. The information in AIG's proxy statement indeed leads us to suspect they could not make these commitments. In particular, AIG's constant focus on expense savings in all of your discussions (page 21 -- 22) indicates that consolidating ABI's insurance infrastructure into AIG is vital to its investment thesis. It is certainly telling that in July Mr. Greenberg thought your historical results and current cost structure made a transaction "unlikely." After receiving detailed analysis of the synergies and expense savings AIG could reap (p. 22), he switched to "serious interest" in September. As leaders of one of the largest service companies in the world, we know of only one way to swiftly cut expenses in a service business -- close offices, reduce headcount.

   Again, we would like to reemphasize there is no reason why our merger would not close swiftly. Our regulatory filings in your six domicile states are complete -we have already been approved to write insurance in several states and are familiar with the requirements. And funds continue to be fully available to quickly complete a transaction.

   Again, we would prefer to engage in a direct dialogue with you. Your track record as a board and as individuals gives us confidence that you would quickly come to understand our vision of the opportunities that the joining of our two companies could realize. We believe, however, that upon consideration of the facts -the superior value and the compelling benefits of this combination -that your shareholders and you, their board, will soon be able to recognize that joining with Cendant is in everyone's long-term best interest and that you will ultimately decide in favor of our proposal.

                      Sincerely,

                      /s/ Henry R. Silverman              /s/ Walter A. Forbes
                      Henry R. Silverman                  Walter A. Forbes
                      President and                       Chairman
                      Chief Executive Officer


   On February 7, 1998, Cendant sent a letter to the members of American Bankers' Board of Directors conveying certain background information relating to Cendant and its management.

   On February 11, 1998, Cendant and Cendant Sub filed certain motions with the Arizona Department of Insurance in connection with Cendant and Cendant Sub's insurance regulatory application. See "CERTAIN LITIGATION."

                           REASONS TO VOTE AGAINST
                           THE PROPOSED AIG MERGER


   Cendant urges you to vote your Shares AGAINST the Proposed AIG Merger for the following reasons:

o A VOTE AGAINST THE PROPOSED AIG MERGER ALLOWS YOU THE OPPORTUNITY TO RECEIVE GREATER VALUE FOR YOUR SHARES.


   The Cendant Offer would provide $58.00 per Common Share in cash and in the Proposed Cendant Merger each remaining Common Share would be converted into the number of shares of Cendant Common Stock having a value of $58.00 (as determined as of the time of the Proposed AIG Merger which, consistent with the valuation methodology for the Proposed AIG Merger, would be based on the average closing prices of the Cendant Common Stock on the New York Stock Exchange for the ten trading days ending on the third trading day prior to the date that the Proposed Cendant Merger is consummated), representing a premium of $11.00 (in excess of 23%) over the per Common Share value of the Proposed AIG Merger.


o A VOTE AGAINST THE PROPOSED AIG MERGER SENDS A STRONG MESSAGE TO AMERICAN BANKERS' BOARD OF DIRECTORS THAT YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT THE CENDANT OFFER, WHICH HAS SIGNIFICANTLY GREATER FINANCIAL VALUE THAN THE PROPOSED AIG MERGER.


   By voting against the Proposed AIG Merger, shareholders can demonstrate their support for the proposed combination of American Bankers and Cendant. A vote against the Proposed AIG Merger moves all American Bankers shareholders closer to being able to benefit from the Cendant Offer.

o A VOTE AGAINST THE PROPOSED AIG MERGER ALSO SENDS A STRONG MESSAGE TO AMERICAN BANKERS' BOARD OF DIRECTORS THAT YOU ARE NOT WILLING TO JEOPARDIZE THE REMARKABLE FRANCHISE WHICH AMERICAN BANKERS HAS BUILT IN ITS INDUSTRY.


   While AIG has only made vague statements regarding American Bankers' Florida headquarters and the continued employment of its personnel, Cendant is committed in maintaining American Bankers' headquarters in Miami, maintaining all of its major facilities and continuing to employ American Bankers' employees -and Cendant is willing to include this commitment in an agreement with American Bankers. The insurance expertise of American Bankers' people and the insurance infrastructure of the company are clearly an asset that Cendant values highly. Cendant wants to grow and strengthen the American Bankers business, not simply extract financial windfalls primarily through expense reduction.

   A vote against the Proposed AIG Merger will not obligate you to tender your Common Shares pursuant to the Cendant Offer. If American Bankers shareholders approve the Proposed AIG Merger, it is likely that the Proposed AIG Merger will be consummated.


   While Cendant is committed to helping American Bankers' shareholders realize the significantly higher value of the Cendant transaction, until the conditions to the Cendant Offer are satisfied, Cendant will not purchase Common Shares pursuant thereto. Accordingly, a vote against the Proposed AIG Merger could leave American Bankers' shareholders without a viable alternative for an acquisition of American Bankers until such time as the conditions to the Cendant Offer are satisfied. If the conditions to the Cendant Offer are not satisfied by 12:00 Midnight, New York City time, on February 25, 1998 (the scheduled expiration of the Cendant Offer), Cendant currently intends to extend the expiration date of the Cendant Offer.


                  OBSTACLES TO THE CENDANT OFFER CREATED BY
                     AMERICAN BANKERS' BOARD OF DIRECTORS

   You should be aware that the Board of Directors of American Bankers has taken several actions in connection with the Proposed AIG Merger which create barriers against competing proposals (such as the Cendant Offer) and thus hinder your ability to receive the maximum value for your Shares.

   AMERICAN BANKERS' BOARD OF DIRECTORS AGREED TO IGNORE SUPERIOR
PROPOSALS. In the AIG Merger Agreement, American Bankers agreed to the Fiduciary Sabbatical Provision, which provides that for 120 days from the date of execution of the AIG Merger Agreement it would not discuss any other proposal to be acquired, even a proposal for more money. American Bankers also agreed that if a superior

Acquisition Proposal was made, American Bankers would not be able to terminate the AIG Merger Agreement in order to accept such proposal prior to 180 days from the date of execution of the AIG Merger Agreement.

   AMERICAN BANKERS' BOARD OF DIRECTORS APPROVED THE AIG LOCKUP OPTION AGREEMENT. Concurrently with the execution of the AIG Merger Agreement, AIG and American Bankers entered into the AIG Lockup Option Agreement granting AIG the right to purchase, under certain circumstances, up to 8,265,626 Common Shares (representing 19.9% of the outstanding Common Shares at the time the AIG Lockup Option Agreement was entered into) at a cash purchase price of $47.00 per share, subject to adjustment. By entering into the AIG Lockup Option Agreement, your Board of Directors has created a further obstacle to your receiving the maximum value for your Shares and has agreed to dilute your equity in American Bankers or pay money to AIG in certain circumstances involving a competing proposal to acquire American Bankers at a price in excess of $47.00 per common share, including the Cendant Offer. Under the terms of the AIG Lockup Option Agreement, the maximum profit which AIG may realize through exercising the AIG Lockup Option is $66 million (including any payment of the AIG Termination Fee). As a result of the commencement of the Cendant Offer, the AIG Lockup Option is immediately exercisable upon AIG's receipt of all applicable regulatory approvals, including insurance regulatory approvals. AIG's ability to profit under the AIG Lockup Option is not contingent upon shareholders voting against the Proposed AIG Merger at the Special Meetings or upon consummation of the Cendant Offer.

   AMERICAN BANKERS' CHAIRMAN OF THE BOARD AND CEO AGREED TO VOTE FOR THE PROPOSED AIG MERGER. Mr. R. Kirk Landon, Chairman of the Board of American Bankers, and Mr. Gerald N. Gaston, Vice Chairman, President and Chief Executive Officer of American Bankers, together beneficially owning approximately 8.2% of the Common Shares, each entered into the AIG Voting Agreement committing them to vote in favor of the Proposed AIG Merger and against any competing transaction that might inhibit consummation of the Proposed AIG Merger.

   AMERICAN BANKERS' BOARD OF DIRECTORS APPROVED THE AIG TERMINATION FEE. In the AIG Merger Agreement, American Bankers agreed to pay AIG the AIG Termination Fee of $66 million under certain circumstances involving a termination of the AIG Merger Agreement following a third-party proposal to acquire American Bankers. American Bankers also agreed to reimburse AIG for up to $5 million in transaction expenses if American Bankers' shareholders fail to approve the Proposed AIG Merger without a third-party transaction proposal having been made and to pay AIG the $66 million AIG Termination Fee if within 18 months of such termination American Bankers enters into an agreement concerning a third-party transaction proposal. Cendant believes that the AIG Termination Fee constitutes a significant obstacle to your receiving the maximum value for your Shares.


   AMERICAN BANKERS' BOARD OF DIRECTORS AGREED TO EXTEND THE RIGHTS AGREEMENT OR ENTER INTO A NEW RIGHTS AGREEMENT. Pursuant to the terms of the Rights Agreement, the Rights expire on March 10, 1998 unless earlier redeemed by American Bankers. In the AIG Merger Agreement, American Bankers has agreed that, upon request of AIG, it will take all actions necessary to extend the term of the Rights Agreement or to enter into a new Rights Agreement. The Rights Agreement, if not invalidated, may make the acquisition of Common Shares pursuant to the Cendant Offer impracticable unless the Rights Agreement expires prior to the consummation of the Cendant Offer or American Bankers' Board of Directors redeems the Rights or amends the Rights Agreement to provide that it is not applicable to the Cendant Offer. However, in the AIG Merger Agreement, American Bankers has also agreed that it will not facilitate any effort or attempt to make or implement an acquisition proposal, which would include the Cendant Offer, including by means of an amendment to the Rights Agreement. Notwithstanding the foregoing, American Bankers has amended the Rights Agreement and resolved to provide that the commencement of the Cendant Offer would not trigger the occurrence of a Distribution Date. Agreeing (without shareholder approval) to extend the term of the Rights Agreement, to enter into a new Rights Agreement and to restrict its ability to amend the Rights Agreement in connection with an acquisition proposal creates a significant obstacle to your receiving maximum value for your Shares.

   Cendant has commenced litigation challenging certain aspects of these actions. See "CERTAIN LITIGATION".

               YOU CAN TAKE SOME IMMEDIATE STEPS TO HELP OBTAIN
                      THE MAXIMUM VALUE FOR YOUR SHARES


   (1) RETURN YOUR GOLD PROXY AND VOTE AGAINST THE PROPOSED AIG MERGER; AND


   (2) MAKE YOUR VIEWS KNOWN TO AMERICAN BANKERS' BOARD OF DIRECTORS.

BY TAKING THESE STEPS, YOU WILL GIVE AMERICAN BANKERS' BOARD OF DIRECTORS A CLEAR MESSAGE THAT THEY SHOULD TAKE ALL NECESSARY STEPS TO REMOVE ALL OBSTACLES TO THE CENDANT OFFER, WHICH PROVIDES SIGNIFICANTLY GREATER FINANCIAL VALUE THAN THE PROPOSED AIG MERGER.

   A vote against the Proposed AIG Merger will not obligate you to tender your Common Shares in the Cendant Offer. However, we believe that a vote against the Proposed AIG Merger will enable the American Bankers shareholders to consider the Cendant Offer and will help secure the success of the Cendant Offer.

                              CERTAIN LITIGATION

   On January 27, 1998, Cendant filed a complaint in the United States District Court for the Southern District of Florida (the "Court") against American Bankers, substantially all of the directors of American Bankers, AIG and AIG Sub. The complaint, as amended on February 2, 1998, alleges that the directors and American Bankers, in a civil conspiracy with AIG and AIG Sub, have breached the fiduciary obligations owed to the shareholders of American Bankers by, among other things, entering into the AIG Merger Agreement and deterring the Cendant Offer through a number of unlawful takeover defenses, including the AIG Lockup Option Agreement, the Fiduciary Sabbatical Provision in the AIG Merger Agreement, the AIG Termination Fee and the Rights Agreement. The amended complaint also alleges that AIG filed materially false and misleading public disclosures on Schedule 13D regarding the AIG Voting Agreement in violation of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Specifically, it is alleged that AIG failed to disclose that AIG's Chairman of the Board, Maurice R. Greenberg, is a person controlling AIG. In addition, the amended complaint alleges that AIG and American Bankers have violated Sections 14(a) and 14(e) of the Exchange Act by making a number of materially false and misleading statements in an AIG press release dated January 27, 1998 and the Proxy Statement/Prospectus, including statements, among others, that (a) AIG has exercised the AIG Lockup Option Agreement when, in fact, it cannot be exercised until such time as AIG obtains the requisite regulatory approvals, which are not imminent; (b) American Bankers and AIG expect the Proposed AIG Merger to close in March 1998 when, in fact, they know that the likelihood of receiving all required regulatory approvals prior to the second quarter of 1998 is remote at best;
(c) AIG expects to achieve expense savings following consummation of the Proposed AIG Merger without specifying how they will be achieved, when, in fact, to accomplish such savings, it is likely that jobs will be eliminated and employees of American Bankers will be terminated, including those based in Florida, although AIG has previously stated that the employee base should not be much affected; and (d) Salomon Smith Barney, American Bankers' financial advisor, rendered its opinion as to the fairness of the consideration to be paid to holders of Common Shares in the Proposed AIG Merger without disclosing the extent to which Salomon Smith Barney relied on the revised projections prepared by American Bankers' management that contained lower estimates of revenue and income, and whether the fairness opinion could have been given had the unrevised, higher projections been used.


   In the amended complaint, Cendant and Cendant Sub ask the Court to enter judgment against the defendant: (a) declaring the AIG Lockup Option Agreement, Fiduciary Sabbatical Provision and AIG Termination Fee to be unlawful and in breach of the fiduciary duties of American Bankers and American Bankers' Board of Directors; (b) enjoining, temporarily, preliminarily, and permanently, (i) any exercise or payment of the AIG Lockup Option Agreement, (ii) enforcement of the Fiduciary Sabbatical Provision,
(iii) payment of the AIG Termination Fee, and (iv) any steps to implement the Rights Agreement or to extend its terms; (c) declaring the AIG Merger Agreement to be unlawful and in breach of the fiduciary duties of American Bankers and American Bankers' Board of Directors, and enjoining, temporarily, preliminarily and permanently, any steps to effectuate it unless and until the takeover defenses discussed above are invalidated, enjoined or otherwise rendered inapplicable to Cendant and Cendant Sub and any actions contemplated by Cendant and Cendant Sub, including the Cendant Offer and the Proposed Cendant Merger; (d) enjoining, temporarily, preliminarily and permanently, AIG from acquiring any shares of American Bankers, voting any shares of American Bankers or soliciting any proxies with respect to the shares of American Bankers stock unless and until AIG files a full and complete Schedule 13D with respect to American Bankers; (e) requiring American Bankers and its directors to provide Cendant Sub with a fair and equal opportunity to acquire American Bankers, including furnishing to Cendant Sub the same information and access to information that was provided to AIG; and (f) compelling corrective disclosures to cure the alleged materially false and misleading statements made in the AIG press release dated January 27, 1998 and the Proxy Statement/Prospectus in connection with the solicitation of proxies for the shareholder vote on the AIG Merger Agreement.


   On January 29, 1998, the Court in the Florida Litigation entered an order implementing an agreed upon expedited discovery schedule (the "Expedited Discovery Order"). Pursuant to the Expedited Discovery Order, Cendant and Cendant Sub will take depositions of the defendants between February 9 and February 19, 1998. The Expedited Discovery Order also provides that additional discovery, including subpoenas on third party witnesses, will proceed on an expedited basis.


   In addition, on February 2, 1998, in connection with Cendant's and Cendant Sub's application for approval of the acquisition of a controlling interest in American Bankers Insurance Company of Florida, American Bankers Life Assurance Company of Florida and Voyager Service Warranties, Inc. (the "Florida Domestic Insurers"), each a subsidiary of American Bankers (the "Cendant Florida Form A Proceedings"), Cendant and Cendant Sub filed with the Florida Department of Insurance (the "Department") a motion to consolidate the Cendant Florida Form A Proceedings with the application of AIG and AIG Sub for approval of their proposed acquisition of a controlling interest in the Florida Domestic Insurers (the "AIG Florida Form A Proceedings"). In this motion, Cendant and Cendant Sub asserted that the Department would commit a material error in procedure if it did not consolidate the Cendant Florida Form A Proceedings and the AIG Florida Form A Proceedings and render its decision on the applications simultaneously. Also on February 2, 1998, Cendant Sub (1) petitioned to intervene in the AIG Florida Form A Proceedings and to have those proceedings consolidated with the Cendant Florida Form A Proceedings and (2) petitioned for a hearing on the AIG Florida Form A Proceedings as provided for by Florida law. Cendant and Cendant Sub asserted that they should be admitted as parties to the AIG Florida Form A Proceedings as provided by Florida law because their substantial interests as a shareholder (in the case of Cendant) and competing acquiror of American Bankers will be affected by the AIG Florida Form A Proceedings. Cendant and Cendant Sub further asserted that the AIG Florida Form A Proceedings raise disputed issues of material fact as to whether AIG's proposed acquisition of a controlling interest in the Florida Domestic Insurers should be approved by the Department, and that Cendant and Cendant Sub have a right to be heard on these issues through participation in the AIG Florida Form A Proceedings.

   On February 3, 1998, AIG moved to dismiss the claims against it in the Florida Litigation (the "AIG Motion to Dismiss"). The AIG Motion to Dismiss argues that AIG made all required disclosures in its Schedule 13D, and specifically that AIG need not disclose that Mr. Greenberg is a controlling person of AIG. The AIG Motion to Dismiss also denies the allegations against AIG added in the amended complaint, claiming that the statements in the January 27, 1998 press release and the Proxy Statement/ Prospectus were not misleading and that all required material disclosures were made. The AIG Motion to Dismiss also claims that because the Federal securities allegations against AIG should be dismissed, the Court should decline to exercise its supplemental federal jurisdiction over the remaining state law claims against AIG.

   On February 9, 1998, American Bankers and the director defendants also moved to dismiss the amended complaint of Cendant and Cendant Sub (the "American Bankers Motion to Dismiss"). The American Bankers Motion to Dismiss asserts that the breach of fiduciary duty claims against American Bankers and the director defendants should have been brought derivatively, not directly by Cendant and Cendant Sub, and that Cendant and Cendant Sub (i) failed to make a required demand on American Bankers' Board of Directors to bring an action before suing derivatively and (ii) cannot adequately represent the interests of all American Bankers shareholders in a derivative action because Cendant and Cendant Sub are self-interested as bidders for American Bankers. Additionally, the American Bankers Motion to Dismiss asserts that Cendant and Cendant Sub have no standing to bring the breach of fiduciary duty claims because Cendant and Cendant Sub did not purchase Shares until after American Bankers' Board of Directors approved the AIG Merger Agreement. American Bankers and the director defendants also joined in the arguments made in the AIG Motion to Dismiss that the Federal securities claims pursuant to Sections 14(a) and 14(e) of the Exchange Act should be dismissed and that the Court should decline to exercise its supplemental federal jurisdiction over any state law claims.

   Also on February 9, 1998, AIG and AIG Sub served a supplemental motion, claiming that, for the reasons given in the American Bankers Motion to Dismiss, the breach of fiduciary duty claims should be dismissed and, therefore, the civil conspiracy to breach fiduciary duties claim should also be dismissed.

   Cendant and Cendant Sub believe that the claims in the amended compliant are meritorious, and will vigorously oppose the AIG Motion to Dismiss and supplemental motion and the American Bankers Motion to Dismiss.

   On February 11, 1998, in connection with Cendant's and Cendant Sub's application for approval of the acquisition of a controlling interest in Condeaux Life Insurance Company and American Reliable Insurance Company (the "Arizona Domestic Insurers"), each a subsidiary of American Bankers (the "Cendant Arizona Form A Proceedings"), and in connection with the application of AIG and AIG Sub for approval of their proposed acquisition of a controlling interest in the Arizona Domestic Insurers (the "AIG Arizona Form A Proceedings"), Cendant and Cendant Sub filed with the Arizona Department of Insurance (the "Arizona Department") a petition (i) to defer a hearing on the AIG Arizona Form A Proceedings, which Cendant and Cendant Sub understand is currently set for March 6, 1998, (ii) to intervene in those proceedings and
(iii) to consolidate those proceedings with the Cendant Arizona Form A Proceedings. In this petition, Cendant and Cendant Sub asserted that the Arizona Department should defer any hearing in the AIG Arizona Form A Proceedings until such time as the results of the vote of American Bankers' shareholders on the Proposed AIG Merger will be known to avoid the possibility of conducting an unnecessary hearing should the Proposed AIG Merger be disapproved by the American Bankers' shareholders and to avoid improper disadvantage to Cendant and Cendant Sub. Cendant and Cendant Sub further asserted that they should be permitted to intervene in the AIG Arizona Form A Proceedings because their interests as a shareholder (in the case of Cendant) and competing acquiror of American Bankers will be affected by the AIG Arizona Form A Proceedings. Cendant and Cendant Sub also asserted that the AIG Arizona Form A Proceedings raise substantial issues regarding whether AIG's proposed acquisition of a controlling interest in the Arizona Domestic Insurers should be approved by the Arizona Department, that these issues should receive a thorough and complete review by the Arizona Department, that Cendant and Cendant Sub have a right to be heard on these issues through participation in the AIG Arizona Form A Proceedings and that the Arizona Department would be in error if it did not consolidate the Cendant Arizona Form A Proceedings and the AIG Arizona Form A Proceedings and hear and decide the two proceedings simultaneously.


                              VOTING INFORMATION

   Approval of the Proposed AIG Merger requires the affirmative vote of a majority of all outstanding Common Shares voting separately as a class and a majority of all outstanding Preferred Shares voting separately as a class. Broker non-votes and abstentions will have the same effect as a vote against the Proposed AIG Merger.

   According to the Proxy Statement/Prospectus, as of the close of business on January 30, 1998, the record date for the Special Meetings, there were issued and outstanding 42,205,238 Common Shares and 2,300,000 Preferred Shares.


   The accompanying GOLD proxy will be voted in accordance with the shareholder's instructions on such GOLD proxy. Shareholders may vote against the Proposed AIG Merger by marking the proper box on the GOLD proxy. If no instructions are given, the GOLD proxy will be voted AGAINST the Proposed AIG Merger.

   WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETINGS, WE URGE YOU TO VOTE AGAINST THE PROPOSED AIG MERGER ON THE ENCLOSED GOLD PROXY AND IMMEDIATELY MAIL IT IN THE ENCLOSED ENVELOPE. YOU MAY DO THIS EVEN IF YOU HAVE ALREADY SENT IN A DIFFERENT PROXY SOLICITED BY AMERICAN BANKERS' BOARD

OF DIRECTORS. IT IS YOUR LATEST DATED PROXY THAT COUNTS. EXECUTION AND DELIVERY OF A PROXY BY A RECORD HOLDER OF SHARES WILL BE PRESUMED TO BE A PROXY WITH RESPECT TO ALL SHARES HELD BY SUCH RECORD HOLDER UNLESS THE PROXY SPECIFIES OTHERWISE.

   YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETINGS AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED LATER DATED PROXY OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETINGS ON THE PROPOSED AIG MERGER IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED AGAINST THE PROPOSED AIG MERGER.

CENDANT STRONGLY RECOMMENDS A VOTE AGAINST THE PROPOSED AIG MERGER.


   YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN THE GOLD PROXY TODAY.

   IF YOU HAVE ALREADY SENT A PROXY TO THE BOARD OF DIRECTORS OF AMERICAN BANKERS, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED AIG MERGER BY SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY.


      If you have any questions about the voting of Shares, please call:

                          INNISFREE M&A INCORPORATED
                        501 Madison Avenue, 20th Floor
                           New York, New York 10022
                        Call Toll-Free: (888) 750-5834
                Banks and Brokers call collect: (212) 750-5833

                           SOLICITATION OF PROXIES


   Proxies will be solicited by mail, telephone, telefax, telegraph, the world wide web, newspapers and other publications of general distribution and in person. Cendant has retained Innisfree M&A Incorporated ("Innisfree") for solicitation and advisory services in connection with solicitations relating to the Special Meetings, for which Innisfree is to receive a fee up to $175,000 in connection with the solicitation of proxies for the Special Meetings. Cendant has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Special Meetings from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of Cendant may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Meetings by or on behalf of Cendant is being borne by Cendant.

   The following directors of Cendant may solicit proxies: Walter A. Forbes; Henry R. Silverman; James E. Buckman; Bartlett Burnap; Leonard S. Coleman; T. Barnes Donnelley; Martin L. Edelman; Frederick D. Green; Stephen A. Greyser; Dr. Carole G. Hankin; Stephen P. Holmes; Robert D. Kunisch; Christopher K. McLeod; Michael P. Monaco; The Rt Hon. Brian Mulroney, P.C., LL.D; Robert E. Nederlander; Burton C. Perfit; Anthony G. Petrello; Robert W. Pittman; E. John Rosenwald, Jr.; Robert P. Rittereiser; Stanley M. Rumbough, Jr.; Leonard Schutzman; E. Kirk Shelton; Robert F. Smith; John D. Snodgrass; Craig R. Stapleton; and Robert T. Tucker. In addition, the following officers of Cendant may solicit proxies: Samuel L. Katz; Cosmo Corigliano; John Fullmer; Laura T. Hamilton; Elliot Bloom; Cindy C. Hodnett; Ronen Stauber; and Eric J. Bock. Certain directors of Cendant are also officers of Cendant. None of the foregoing participants beneficially owns any Shares. Cendant is the beneficial holder of 371,200 Common Shares and 99,900 Preferred Shares which were purchased in open-market transactions as set forth on Schedule I hereto.


   Lehman Brothers Inc. ("Lehman Brothers") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") (together, the "Dealer Managers") are acting in such capacity in connection with the Cendant Offer and are acting as financial advisors to Cendant in connection with its effort to acquire American Bankers. Cendant has agreed to pay each of the Dealer Managers (in their capacities as Dealer Managers and financial advisors) upon commencement of the Cendant Offer a fee of $250,000 and (a) in the case of Lehman Brothers, an additional fee of $1,750,000 contingent upon the execution of a definitive agreement providing for the acquisition of American Bankers by Cendant and a further fee of $6,000,000 upon the consummation of an acquisition of American Bankers by Cendant within 2 years of the rentention of Lehman Brothers and (b) in the case of Merrill Lynch, an additional fee of $1,750,000 contingent upon the execution of a definitive agreement providing for the acquisition of a 35% or greater interest in or a substantial portion of the business of American Bankers by Cendant or an affiliate of Cendant, and a further additional fee of $6,000,000 if Cendant or an affiliate of Cendant acquires a 35% or greater interest in or a substantial portion of the business of American Bankers within 2 years of the retention of Merrill Lynch. Cendant has also agreed to reimburse the Dealer Managers (in their capacities as Dealer Managers and financial advisors) for their reasonable out-of-pocket expenses, including the reasonable fees and expenses of their legal counsel, incurred in connection with their engagement, and to indemnify such firms and certain related persons against certain liabilities and expenses in connection with their engagement, including certain liabilities under the Federal securities laws. In connection with the engagement of the Dealer Managers as financial advisors, Cendant anticipates that certain employees of the Dealer Managers may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of American Bankers for the purpose of soliciting proxies for the Special Meetings. The Dealer Managers will not receive any fee for or in connection with such solicitation activities apart from the fees which they are otherwise entitled to receive as described above. The Dealer Managers have rendered various investment banking and other advisory services to Cendant and its affiliates in the past and are expected to continue to render such services, for which they have received and will continue to receive customary compensation from Cendant and its affiliates. In the ordinary course of business, the Dealer Managers and their respective affiliates may actively trade or hold the securities of American Bankers and Cendant for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. As of the date of this Proxy Statement, Lehman Brothers and its affiliates own 302,000 Common Shares and 94,800 Preferred Shares for their own account.

   The following employees of Lehman Brothers may solicit proxies: Steven B. Wolitzer, Michael J. O'Hanlon, James J. Stewart, Simon K. Adamiyatt, Steven Hurwitz, Thomas P. Gybel, Jasmine K. Belanger, Matthew Epstein, Matthew Friedman and Scott C. Werner. The following employees of Merrill Lynch may solicit proxies: Jack Levy, David M. Johnson, George C. Johns, David B. Wyshner, Robert Giammarco and Christopher Ezbiansky. None of the foregoing persons owns any securities of American Bankers.

                      CERTAIN INFORMATION ABOUT CENDANT

   Cendant is a Delaware corporation with its principal executive offices located at 6 Sylvan Way, Parsippany, New Jersey 07054. Cendant is one of the foremost consumer and business services companies in the world. Cendant was created through the merger of CUC and HFS in December 1997 and provides all of the services formerly provided by each of CUC and HFS, including technology-driven, membership-based consumer services, travel services, real estate services, residential mortgage services, tax preparation services and multimedia software products. Cendant also administers insurance package programs in connection with certain discount shopping and travel programs. Cendant is subject to the information and reporting requirements of the Exchange Act, and is required to file reports and other information with the SEC relating to its business, financial condition and other matters.

   Season Acquisition Corp. is a newly incorporated New Jersey corporation organized in connection with the Cendant transaction and has not carried on any activities other than in connection with the Cendant transaction. The principal offices of Season Acquisition Corp. are located at 6 Sylvan Way, Parsippany, New Jersey 07054. Season Acquisition Corp. is a wholly owned subsidiary of Cendant. Until immediately prior to the time that Season Acquisition Corp. will purchase Common Shares pursuant to the Cendant Offer, it is not expected that Season Acquisition Corp. will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Cendant transaction. Because Season Acquisition Corp. is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Season Acquisition Corp. is available.

                              OTHER INFORMATION

   The information concerning American Bankers and the Proposed AIG Merger contained herein has been taken from, or based upon, publicly available documents on file with the SEC and other publicly available information. Cendant does not take any responsibility for the accuracy or completeness of such information or for any failure by American Bankers to disclose events that may have occurred and may affect the significance or accuracy of any such information. Cendant has not to date had access to the books and records of American Bankers.

   The information contained in this Proxy Statement concerning the Cendant Offer is taken from, and qualified in its entirety by reference to, the full text of the Cendant Offer to Purchase.

   Cendant is not aware of any other matter to be considered at the Special Meetings. However, if any other matter properly comes before the Special Meetings, Cendant will vote all proxies held by it as Cendant, in its sole discretion, may determine.

   According to American Bankers' Proxy Statement for its 1997 Annual Meeting, shareholder proposals submitted for inclusion in the American Bankers Proxy Statement for its 1998 Annual Meeting of Shareholders, needed to have been received by American Bankers not later than December 19, 1997.

                                    * * *

                                   CENDANT


Dated: February 12, 1998

                                  SCHEDULE I
                    PURCHASES OF COMMON SHARES BY CENDANT

   The following table sets forth information concerning transactions in Common Shares during the past 60 days by Cendant. All transactions involved open-market purchases of Common Shares.

   TRANSACTION       NUMBER OF       PRICE PER
       DATE        COMMON SHARES    COMMON SHARE
       ----        -------------    ------------
January 16, 1998       25,000         $45.9375
January 16, 1998      142,600          45.8750
January 16, 1998       10,000          45.8125
January 20, 1998       25,000          46.0000
January 20, 1998        3,600          45.9375
January 21, 1998       31,500          46.0000
January 21, 1998       50,000          46.1250
January 22, 1998       21,900          46.0000
January 22, 1998       48,100          46.0625
January 23, 1998       13,500          46.0625
                      -------
Totals                371,200

   The following table sets forth information concerning transactions in Preferred Shares during the past 60 days by Cendant. All transactions involved open-market purchases of Preferred Shares.

   TRANSACTION        NUMBER OF        PRICE PER
       DATE       PREFERRED SHARES  PREFERRED SHARE
       ----       ----------------  ---------------
January 26, 1998       22,200          $95.2500
January 26, 1998        6,000           95.5000
January 26, 1998        6,700           95.6875
January 26, 1998       40,000           95.7500
January 26, 1998       10,000           96.0000
January 26, 1998       15,000           96.1250
                       ------           -------
Totals                 99,900

                                 SCHEDULE II
               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
                 DIRECTORS AND MANAGEMENT OF AMERICAN BANKERS


   According to the Proxy Statement/Prospectus, as of January 30, 1998, there were outstanding 42,205,238 Common Shares and 2,300,000 Preferred Shares. Pursuant to the AIG Lockup Option Agreement, American Bankers granted AIG an option to purchase up to 8,265,626 Common Shares.


                            PRINCIPAL SHAREHOLDERS

   The following table and notes thereto, which are based on American Bankers' Proxy Statement for the 1997 Annual Meeting of Shareholders, dated April 11, 1997 (the "American Bankers Annual Proxy Statement"), sets forth the only persons who on March 7, 1997, to the knowledge of American Bankers, owned beneficially more than 5% of the outstanding voting stock of American Bankers. (Numbers reflect 2-for-1 stock split effected on August 29, 1997.)

                                                                         PERCENTAGE OF
                                                       AMOUNT AND        COMMON SHARES
                       NAME AND ADDRESS OF             NATURE OF        OUTSTANDING AND
TITLE OF CLASS           BENEFICIAL OWNER         BENEFICIAL OWNERSHIP ENTITLED TO VOTE
--------------           ----------------         -------------------- ----------------
$1.00 Par Value  FMR Corp.                            5,162,292(a)           12.51%
Common Stock      82 Devonshire Street
                  Boston, Massachusetts 02109
                 Barnett Banks Trust Co., N.A.        3,518,686(b)            8.52%
                 as Trustee of American Bankers'
                 Leveraged Employee Stock
                 Ownership Trust
                  9000 South Side Boulevard
                  Building 100
                  Jacksonville, Florida 32256
                 R. Kirk Landon                       3,052,520(c)            7.40%
                  11222 Quail Roost Drive
                  Miami, Florida 33157-6596

------------
(a) Based upon information supplied to American Bankers, FMR Corp. and certain affiliates ("FMR") beneficially own 5,162,292 Common Shares and have sole dispositive power over these Common Shares. FMR has sole voting power with respect to 554,150 of the Common Shares and no voting power with respect to the remaining Common Shares. Power to vote the remaining Common Shares resides with the Boards of Trustees of the investment companies for which FMR acts as investment advisor.
(b) American Bankers' Leveraged Employee Stock Ownership Trust is the beneficial owner of 3,518,686 Common Shares. The Trustee, Barnett Banks Trust Co., N.A., has sole voting power with respect to 787,242 Common Shares and shared voting power with respect to 2,731,244 Common Shares.
(c) Includes 803,052 Common Shares owned by Mr. Landon directly; 81,000 restricted Common Shares under the 1991 Stock Option Restricted Stock Award Plan owned by Mr. Landon directly; 1,370,450 owned by the Landon Corporation, of which Mr. Landon is the controlling shareholder; 220,000 Common Shares owned by Mr. Landon's spouse; 82,000 Common Shares owned by R. Kirk/B. Landon Foundation, of which Mr. Landon is a director; 129,844 Common Shares owned directly by the R. Kirk Landon Revocable Trust, for which Mr. Landon is the trustee; 12,126 Common Shares allocated under American Bankers' Leveraged Employee Stock Ownership Plan; 165,686 options to purchase Common Shares granted under the 1987 Executive Stock Option/Dividend Accrual Plan; 27,302 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan; 160,000 Common Shares acquirable upon conversion of a convertible debenture due May 24, 1999 under the 1994 ABIG Key Executive Debenture Plan. Includes 40,000 Common Shares subject to option exercise granted by Mr. Landon to Jack Kemp on May 24, 1995. The options are exercisable at $29.00 per Common Share and expire on May 24, 2000. Excludes 461,400 Common Shares held by a trust established pursuant to the Last Will and Testament of Dorothy P. Landon, of which Mr. Landon (together with Northern Trust Co., Chicago, Illinois) is trustee because neither Mr. Landon nor a member of his immediate family have a pecuniary interest in the Common Shares held by the Trust.

                     OWNERSHIP OF DIRECTORS AND MANAGEMENT

   The following table and notes thereto, which are based on the American Bankers Annual Proxy Statement, set forth the amount of Common Shares beneficially owned or acquirable within 60 days by each director, director emeritus, named executive officers, and directors and executive officers of American Bankers as a group as of March 7, 1997 (Numbers reflect 2-for-1 stock split effected on August 29, 1997):

                                                      AMOUNT OF
                                                    COMMON SHARES     PERCENTAGE OF
NAME                                             BENEFICIALLY OWNED     OWNERSHIP
----                                             ------------------     ---------
William H. Allen, Jr. ..........................         11,180(a)          *
Nicholas A. Buoniconti .........................         14,146(b)          *
Armando M. Codina ..............................         42,204(c)          *
Peter J. Dolara ................................         11,122(d)          *
Gerald N. Gaston ...............................        637,908(e)        1.55%
Daryl L. Jones .................................          5,806(f)          *
James F. Jorden ................................         11,700(g)          *
Jack F. Kemp ...................................         40,000(h)          *
Bernard P. Knoth ...............................             --(i)          *
R. Kirk Landon .................................      3,052,520(j)        7.40%
Malcolm G. MacNeill** ..........................         75,434(k)          *
Eugene M. Matalene, Jr. ........................         10,000(l)          *
Albert H. Nahmad ...............................         66,414(m)          *
Nicholas J. St. George .........................         15,166(n)          *
Robert C. Strauss ..............................         14,420(o)          *
George E. Williamson II ........................         36,468(p)          *
Eugene E. Becker ...............................        211,912(q)          *
Jay R. Fuchs ...................................         82,076(r)          *
Jason J. Israel ................................         61,984(s)          *
Bernard Janis*** ...............................          4,718             *
John P. Laborde*** .............................          1,000             *
Directors and Executive Officers as a Group****
 (25 persons including those named above)  .....      4,613,932(t)        11.8%

------------
(a) Includes 1,180 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 2,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(b) Includes 6,146 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(c) Includes 22,204 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(d) Includes 2,122 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 4,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.

(e) Includes 273,164 Common Shares owned by Mr. Gaston directly; 66,000 restricted Common Shares under the 1991 Stock Option Restricted Stock Award Plan owned by Mr. Gaston directly; 2,266 Common Shares owned by Mr. Gaston's son; 13,206 Common Shares allocated under American Bankers' Leveraged Employee Stock Ownership Plan; 143,372 Common Shares acquirable under the 1987 Executive Stock Option/Dividend Accrual Plan; and 140,000 Common Shares acquirable upon conversion of a convertible debenture due May 24, 1999 under the 1994 ABIG Key Executive Debenture Plan.
(f) Includes 3,806 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 2,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(g) Includes 440 Common Shares held indirectly by an Individual Retirement Account Trust and 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(h) Includes 40,000 Common Shares acquirable by Mr. Kemp upon the exercise of options granted by Mr. Landon to Mr. Kemp. See footnote (c) under "Principal Shareholders" of this Schedule II.
(i)    Director Elect.
(j) See footnote (c) under "Principal Shareholders" of this Schedule II, which sets forth Common Shares that may be deemed to be beneficially owned by Mr. Landon.
(k) Includes 12,000 Common Shares owned by Mr. MacNeill's wife; 970 Common Shares owned by his daughter; and 37,100 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan.
(l) Includes 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(m) Includes 52,000 Common Shares owned by Watsco, Inc.; 20 Common Shares owned by Mr. Nahmad's son; 6,394 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan; and 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(n) Includes 7,146 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(o) Includes 6,420 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(p) Includes 30,468 Common Shares acquirable under the 1994 Amended and Restated Directors' Deferred Compensation Plan and 6,000 Common Shares acquirable under the 1994 Non-Employee Directors' Stock Option Plan.
(q) Includes 98,722 Common Shares owned by Mr. Becker directly; 17,200 restricted Common Shares under the 1994 Senior Management Stock Option Plan owned by Mr. Becker directly; 6,000 restricted Common Shares under the 1991 Stock Option Restricted Stock Award Plan owned by Mr. Becker directly; 9,798 Common Shares owned by Mr. Becker's wife; 9,062 Common Shares allocated under American Bankers' Leveraged Employee Stock Ownership Plan; and 69,370 Common Shares acquirable under the 1987 Executive Stock Option/Dividend Accrual Plan.
(r) Includes 48,600 Common Shares owned by Mr. Fuchs directly; 13,200 restricted Common Shares under the 1994 Senior Management Stock Option Plan owned by Mr. Fuchs directly; 12,000 restricted Common Shares under the 1991 Stock Option Restricted Stock Award Plan owned by Mr. Fuchs directly; and 8,276 Common Shares allocated under American Bankers' Leveraged Employee Stock Ownership Plan.
(s) Includes 18,530 Common Shares owned by Mr. Israel directly; 9,600 restricted Common Shares under the 1994 Senior Management Stock Option Plan owned by Mr. Israel directly; 6,000 restricted Common Shares under the 1991 Stock Option Restricted Stock Award Plan owned by Mr. Israel directly; 7,304 Common Shares allocated under American Bankers' Leveraged Employee Stock Ownership Plan; and 20,730 Common Shares acquirable under the 1987 Executive Stock Option/Dividend Accrual Plan.
(t) The 40,000 Common Shares subject to an option granted by Mr. Landon to Mr. Kemp have only been counted once in determining the total number of amount of Common Shares beneficially owned and percentage of ownership by the Directors and Executive Officers as a group. See footnote (h) above and footnote (c) under "Principal Shareholders" of this Schedule II.
   *   Denotes less than 1% ownership.
  **   Retiring.
 ***   Director Emeritus.
**** Information regarding the Executive Officers of the Company is contained in American Bankers' 1996 Annual Report on Form 10-K.

                                   IMPORTANT


  If your shares are held in your own name, please sign, date and return the enclosed GOLD proxy card today. If your shares are held in "Street-Name" only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed GOLD proxy card to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy is voted on your behalf.

  Do not sign any white proxy card you may receive from American Bankers.


    If you have any questions or need assistance in voting your shares, please call:

                          Innisfree M&A Incorporated
                        501 Madison Avenue, 20th Floor
                           New York, New York 10022

                        CALL TOLL-FREE: (888) 750-5834

                Banks and Brokers call collect: (212) 750-5833

       PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1998

                         [FORM OF PROXY CARD--GOLD]
                    AMERICAN BANKERS INSURANCE GROUP, INC.
                    PROXY SOLICITED BY CENDANT CORPORATION
          FOR AMERICAN BANKERS INSURANCE GROUP, INC. SPECIAL MEETING

   The undersigned, a holder of record of shares of common stock, par value $1.00 per share ("Common Shares"), of American Bankers Insurance Group, Inc. ("American Bankers") acknowledges receipt of the Proxy Statement of Cendant Corporation dated February 12, 1998, and the undersigned revokes all prior proxies delivered in connection with the Special Meeting to approve the AIG Merger Agreement and appoints James E. Buckman and Michael P. Monaco, or each of them, proxies for the undersigned to vote all Common Shares of American Bankers which the undersigned would be entitled to vote at the Special Meeting of Shareholders and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows:


   1. To approve and adopt the Agreement and Plan of Merger, dated as of December 21, 1997, as amended and restated as of January 7, 1998, among American International Group, Inc. ("AIG"), AIGF, Inc., a wholly owned subsidiary of AIG, and American Bankers and the transactions contemplated thereby.

                    [ ] AGAINST     [ ] FOR     [ ] ABSTAIN

   IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

   THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL REVOKE ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE AIG MERGER AGREEMENT REFERRED TO IN ITEM 1 ABOVE AND WILL BE VOTED "AGAINST" THE AIG MERGER AGREEMENT.

                                       Dated:                            , 1998
                                             ----------------------------


                                       ----------------------------------------
                                       Signature of Shareholder (Title, if any)


                                       ----------------------------------------
                                             Signature of Shareholder (if
                                                     held jointly)

                                       Please sign exactly as your name or
                                       names appear hereon. If shares are held
                                       jointly, each shareholder should sign.
                                       When signing as attorney, executor,
                                       administrator, trustee or guardian,
                                       please give full title as such. If a
                                       corporation, please sign in full
                                       corporate name by president or
                                       authorized officers. If a partnership,
                                       please sign in partnership name by
                                       authorized person.

   PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE

       PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1998

                          [FORM OF PROXY CARD-GOLD]
                    AMERICAN BANKERS INSURANCE GROUP, INC.
                    PROXY SOLICITED BY CENDANT CORPORATION
          FOR AMERICAN BANKERS INSURANCE GROUP, INC. SPECIAL MEETING

   The undersigned, a holder of record of shares of $3.125 Series B Cumulative Convertible Preferred Stock, no par value ("Preferred Shares"), of American Bankers Insurance Group, Inc. ("American Bankers") acknowledges receipt of the Proxy Statement of Cendant Corporation dated February 12, 1998, and the undersigned revokes all prior proxies delivered in connection with the Special Meeting to approve the AIG Merger Agreement and appoints James E. Buckman and Michael P. Monaco, or each of them, proxies for the undersigned to vote all Preferred Shares of American Bankers which the undersigned would be entitled to vote at the Special Meeting of Shareholders and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows:

   1. To approve and adopt the Agreement and Plan of Merger, dated as of December 21, 1997, as amended and restated as of January 7, 1998, among American International Group, Inc. ("AIG"), AIGF, Inc., a wholly owned subsidiary of AIG, and American Bankers and the transactions contemplated thereby.

                    [ ] AGAINST     [ ] FOR     [ ] ABSTAIN

   IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

   THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL REVOKE ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE AIG MERGER AGREEMENT REFERRED TO IN ITEM 1 ABOVE AND WILL BE VOTED "AGAINST" THE AIG MERGER AGREEMENT.

                                       Dated:                            , 1998
                                             ----------------------------


                                       ----------------------------------------
                                       Signature of Shareholder (Title, if any)


                                       ----------------------------------------
                                             Signature of Shareholder (if
                                                     held jointly)

                                       Please sign exactly as your name or
                                       names appear hereon. If shares are held
                                       jointly, each shareholder should sign.
                                       When signing as attorney, executor,
                                       administrator, trustee or guardian,
                                       please give full title as such. If a
                                       corporation, please sign in full
                                       corporate name by president or
                                       authorized officers. If a partnership,
                                       please sign in partnership name by
                                       authorized person.

   PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.